Filed by Coeur d’Alene Mines Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Coeur d’Alene Mines Corporation

Commission File No.:001-08641

The following is an excerpted portion of an investor relations presentation presented during an investor conference call held by Coeur d’Alene Mines Corporation (“Coeur”) on February 21, 2013.

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Additional Information and Where to Find It

This presentation relates to Coeur’s proposed acquisition (the “Transaction”) of Orko Silver Corp. Shares of Coeur’s common stock (the “Coeur Shares”) issuable upon (i) the exercise of warrants (the “Warrants”) to acquire Coeur Shares to be issued by Coeur in connection with the proposed Transaction and (ii) the exchange of exchangeable securities (the “Exchangeable Shares”) to be issued by a subsidiary of Coeur in connection with the proposed Transaction which may be registered pursuant to a registration statement on Form S-1 to be filed with the SEC or issued pursuant to an available exemption. This information is not a substitute for any registration statement or any other document that Coeur may file with the SEC or send to its shareholders in connection with the offer and/or issuance of Coeur Shares in connection with the exercise of the Coeur Warrants and exchange of the Exchangeable Shares. Investors who may receive Coeur Warrants or Exchangeable Shares in the Transaction are urged to read Coeur’s registration statement on Form S-1, if and when filed, including the prospectus, and all other relevant documents that may be filed with the SEC as and if they become available because they will contain important information about the issuance of Coeur Shares upon the exercise of any Coeur Warrants and exchange of any Exchangeable Shares. All documents, if and when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Coeur’s Investor Relations department at Coeur D’Alene Mines Corporation; Investor Relations; (208) 665-0345; wyang@coeur.com. The following document does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Fourth Quarter and Year-End 2012 Financial Results

COEUR

COEUR D’ALENE MINES CORPORATION

NYSE: CDE |

TSX: CDM

February 21, 2013

Cautionary Statement

COEUR

COEUR D’ALENE MINES CORPORATION

This presentation contains numerous forward-looking statements relating to Coeur’s silver and gold mining business, including estimated production data, expected operating schedules, results of operations, ore reserves and resources, expected capital costs and other expected operating data, share repurchases and permit and other regulatory approvals. Such forward-looking statements are identified by the use of words such as “believes,” “intends,” “expects,” “hopes,” “may,” “should,” “will,” “plan,” “projected,” “contemplates,” “anticipates” or similar words. Actual production, operating schedules, results of operations, ore reserves and resources, capital costs and permit and regulatory approvals could differ materially from those projected in the forward-looking statements. The factors that could cause actual results to differ materially from those in the forward-looking statements include: (i) the risk factors set forth in Coeur’s reports on Form 10-K and Form 10-Q; (ii) risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions); (iii) changes in the market prices of gold and silver; (iv) uncertainties inherent in Coeur’s production, exploratory and developmental activities, including risks relating to permitting and regulatory delays and disputed mining claims; (v) any future labor disputes or work stoppages; (vi) uncertainties inherent in the estimation of gold and silver ore reserves; (vii) changes that could result from Coeur’s future acquisition of new mining properties or businesses; (viii) reliance on third parties to operate certain mines where Coeur owns silver production and reserves; (ix) the loss of any third-party smelter to which Coeur markets silver and gold; (x) effects of environmental and other governmental regulations; (xi) risks inherent in the ownership or operation of or investment in mining properties or businesses in foreign countries; (xii) the worldwide economic downturn and difficult conditions in the global capital and credit markets; and (xiii) Coeur’s possible inability to raise additional financing necessary to conduct its business, make payments or refinance its debt. Readers are cautioned not to put undue reliance on forward-looking statements. Coeur disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Donald J. Birak, Coeur’s Senior Vice President of Exploration and a qualified person under Canadian National Instrument 43-101, supervised the preparation of the scientific and technical information concerning Coeur’s mineral projects in this presentation. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors, please see the Technical Reports for each of Coeur’s properties as filed on SEDAR at www.sedar.com.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this presentation, such as “measured,” “indicated,” “inferred”, and “resources” that are recognized by Canadian regulations, but that SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our most recent Form 10-K and Form 10-Q which may be obtained from us, or from the SEC’s website at http://www.sec.gov.

Non-U.S. GAAP Measures – We supplement the reporting of our financial information determined under United States generally accepted accounting principles (U.S. GAAP) with certain non-U.S. GAAP financial measures, including cash operating costs, operating cash flow, adjusted earnings, and EBITDA. We believe that these adjusted measures provide meaningful information to assist management, investors and analysts in understanding our financial results and assessing our prospects for future performance. We believe these adjusted financial measures are important indicators of our recurring operations because they exclude items that may not be indicative of, or are unrelated to our core operating results, and provide a better baseline for analyzing trends in our underlying businesses. We believe operating cash flow, cash operating costs, adjusted earnings, and EBITDA are important measures in assessing the Company’s overall financial performance.

NYSE: CDE | TSX: CDM

2

COEUR

COEUR D’ALENE MINES CORPORATION

Acquisition of Orko Silver

An Attractive Asset

Orko’s key asset, the La Preciosa project, is one of the largest undeveloped silver deposits in the world

Long-life mine potential with compelling economics assuming open pit mine plan

Large-scale development opportunity with significant exploration upside

Mining friendly jurisdiction with well-developed local infrastructure

Good Strategic Fit

Further diversifies Coeur’s portfolio by jurisdiction and across a larger platform of assets

Proven ability to develop large-scale, world class projects similar to La Preciosa

Once developed, La Preciosa is expected to deliver significant growth to all Coeur shareholders

Roadmap to Completion

Circular to be mailed to Orko shareholders

Obtain requisite regulatory approvals

Obtain Orko shareholder approval

Expected closing of the transaction—April 2013

Solidifies Coeur’s position as a leading growth-oriented silver producer

NYSE: CDE | TSX: CDM

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COEUR

COEUR D’ALENE MINES CORPORATION

La Preciosa Key Inputs

Mining costs of US$1.45/t

Processing costs of US$17.25/t

Open pit cutoff grade of 25 silver g/t

Total open pit mineral silver resource estimate:

Indicated: 29.6 million tonnes @ 104 g/t = 99m ounces

Inferred: 47.7 million tonnes @86 g/t = 132m ounces

Average mill recoveries of 88% and 78% for silver and gold, respectively

Source: Mining Plus La Preciosa Silver Deposit, Updated Mineral Resource Estimate Statement for Orko Silver. Effective Date: November 5, 2012

NYSE: CDE | TSX: CDM 34

COEUR

COEUR D’ALENE MINES CORPORATION

La Preciosa Key Inputs

Coeur’s Assumptions

10,000 tpd leach processing facility

Estimated capital expenditures:

Initial: $300 - $500 million

LOM Sustaining: $60 - $90 million

Estimated LOM strip ratio: 14:1

Average estimated annual production

7-9 million ounces

Estimated mine life: 19 years

Source: Company assumptions; benchmarking/market studies

NYSE: CDE | TSX: CDM 35

Anticipated Timetable/Next Steps

COEUR

COEUR D’ALENE MINES CORPORATION

PEA/43-101 Technical Report: 2Q 2013

Feasibility Study: 2014

Construction: 2015/2016

Expected Initial Production: 2H 2016

NYSE: CDE | TSX: CDM 36

COEUR

COEUR D’ALENE MINES CORPORATION

Contact Information

Head Office:

Main Tel: Tickers: Website:

Coeur d’Alene Mines Corporation

505 Front Avenue

Coeur d’Alene, Idaho 83816-0316

(208) 667-3511 CDE: NYSE; CDM: TSX www.coeur.com

Wendy Yang

Vice President, Investor Relations wyang@coeur.com (208) 665-0345

Stefany Bales

Director of Corporate Communications sbales@coeur.com (208) 659-0974

NYSE: CDE | TSX: CDM 61